SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of June 2018

CGG

Tour Maine Montparnasse - 33

Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

CGG Delivers Final PSTM Products for Dunquin

Multi-Client Survey in Ireland’s Porcupine Basin

Paris, France – June 14, 2018

CGG has completed the Pre-Stack Time Migration (PSTM) of its 2,500-sq-km Dunquin multi-client survey acquired in Block 44 of the Porcupine Basin, west of Ireland, in 2017. Dunquin is the latest in a series of multi-client surveys that CGG has recently been acquiring in the area, totaling 10,500 sq km of 3D and around 2,000 km of long-offset 2D broadband data. PSDM products for its 2016 Galway and Cairenn surveys were delivered last year.

Similar to CGG’s Galway and Caireen surveys, the Dunquin data will be processed through advanced velocity modeling and depth imaging, following industry funding. Initial FWI results – as illustrated in the image below – reveal important details of the carbonate reservoir that forms the Dunquin structure.

Luc Schlumberger, EVP, Multi-Client & New Ventures, CGG, said: “Our new Dunquin data set adds to our high-quality coverage west of Ireland, shedding new light on the characteristics of known and undrilled structures. It will enhance industry understanding of potential areas of interest in this still unexplored region.”

A preliminary FWI test reveals geologic details of a buried volcanic island and coral reef atoll

(image courtesy of CGG Multi-Client & New Ventures).

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs more than 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 14th, 2018	By	/s/ Yves Goulard
Y. GOULARD
Group Treasurer, acting Chief Financial Officer